Exhibit 99.1

Innoviz Reports Third Quarter 2024 Results

Entered two new OEM programs through agreement with Level 4 platform partner with expected
SOP in 2026; Met operational target of 2-3 additional customer programs in 2024 and exceeded midpoint of revenue guidance of Q3 with $4.5 million in revenue

Q3 cash used in operations and capital expenditures of $17.7 million compared to $28.6 million in Q3
2023 and $21.6 million in Q2 2024

TEL AVIV, Israel – November 13, 2024 – Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended September 30, 2024, provided guidance for full year 2024, and reiterated its full year NRE target.

“In the third quarter we continued to see success in both revenue and cash performance, delivering revenues above the midpoint of our guidance range while again decreasing cash burn through our operational discipline,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “On the commercial side, we strengthened our partnership with the Level 4 platform provider announced during the quarter. We are now supporting several different OEM programs on the Level 4 platform with the expected integration of nine of our long- and short-range LiDARs into each autonomous vehicle. This collaboration with a well-known platform provider has the potential to offer significant revenue growth and strong volumes for Innoviz, with opportunity for more OEMs to come onto the platform. Meanwhile, our work with Volkswagen Group continued to progress as planned across Level 3 and Level 4 programs.”

Keilaf added, “During the quarter we advanced our pipeline of RFIs and RFQs with a number of notable global customers, including several top ten OEMs. As we near additional potential design wins, our disciplined operations and positive feedback from customers regarding our differentiated technology give us confidence we can enhance our revenue streams, build on our topline performance and achieve our goal of becoming the leading Tier-1 automotive industry LiDAR supplier.”

Commercial and Strategic Updates

•
Entered two new OEM programs through agreement reached with leading global Level 4 platform partner – During the third quarter, the Company began working with two new OEMs which have adopted the platform. Innoviz is expected to provide a bundle of nine InnovizTwo short- and long-range LiDARs per vehicle. Start of Production (“SOP”) is expected in 2026. The Company expects new OEM collaborations to arise through the platform partnership which has the potential to offer significant revenue growth and favorable volumes for Innoviz.

•
Progressed programs with Volkswagen Group – Innoviz continued to progress its partnerships with Volkswagen Group on existing programs including the Cariad Level 3 program, Mobileye Chauffeur and ID. Buzz Level 4 light commercial vehicle program incorporating Mobileye Drive. Innoviz passed various industrialization and development audits during the quarter and expects to meet the scheduled timelines for LiDAR SOP.

•
ID. Buzz to be deployed in Hamburg, Germany in 2025 – MOIA recently announced that starting in mid-2025 it will deploy the ID. Buzz in Hamburg, Germany as part of Project ALIKE, a project to test autonomous on-demand ridepooling in the city. The project’s aims are to make autonomous mobility accessible, to test a new form of service and to expand Hamburg’s public transit system. ID. Buzz testing by Volkswagen ADMT remains ongoing in Austin, Texas.

•
Continued to advance potential new programs with notable OEMs – Innoviz further advanced its pipeline of RFIs and RFQs. Of the more than 15 programs in the pipeline, approximately 50% are in the RFQ stage. In particular, Innoviz advanced in the RFQ processes with notable OEMs, including several top ten automotive OEMs. Winning these programs could generate strong NRE revenues for Innoviz in the coming years as well as meaningful long-term LiDAR sales volumes. These potential customers include but are not limited to:

o
A top ten OEM with which Innoviz has agreed on the technical specifications of a program. The RFQ is in the latter stages which include advanced legal discussions, and Innoviz has successfully completed production related audits;

o
Leading top ten North American OEMs, which include Level 3 and Level 4 programs. Innoviz has successfully completed LiDAR technical and commercial assessments. Across these opportunities, Innoviz is expected to provide InnovizTwo LiDARs, its compute box and advanced AI perception software, which on certain programs would be customized to meet the respective platform’s specifications. Innoviz expects to begin receiving decisions related to these programs in the coming months.

Third Quarter 2024 Financial Results

Revenues in Q3 2024 were $4.5 million, compared to revenues of $3.5 million in Q3 2023.

Operating Expenses in Q3 2024 were $26.0 million, a decrease of 6.4% from $27.8 million in Q3 2023. Operating expenses for Q3 2024 included $4.2 million of share-based compensation compared to $5.0 million in Q3 2023. In Q3 2024, Innoviz drove sequentially decreased cash burn with cash used in operations and capital expenditures of $17.7 million compared to $28.6 million in Q3 2023 and to $21.6 million in Q2 2024.

Liquidity as of September 30, 2024, was approximately $87.7 million, consisting of cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash.

FY 2024 Financial Targets
The Company expects full year 2024 revenues in the range of $23.5 million to $25 million, compared to $20.9 million for full year 2023.

FY 2024 Operational Targets

With its collaboration with a leading Level 4 platform partner (as described above), the Company met its commercial target of securing 2-3 additional customer programs in 2024. Innoviz hopes to provide more details before the end of the year. The Company reiterates its operational target of securing $20 to $70 million of new NRE bookings.

Conference Call
Innoviz management will hold a web conference today, November 13, 2024, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the third quarter of 2024 and 2024 financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, and Innoviz’s projected future operational and financial results, including revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-recurring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2024 and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2023	2024	2023

Revenues	$18,241	$5,959	$4,520	$3,483
Cost of revenues	(19,941)	(15,293)	(4,686)	(5,721)

Gross loss	(1,700)	(9,334)	(166)	(2,238)

Operating expenses:
Research and development	60,328	70,569	19,722	20,681
Sales and marketing	5,752	6,778	1,636	2,158
General and administrative	14,889	14,123	4,656	4,954

Total operating expenses	80,969	91,470	26,014	27,793

Operating loss	(82,669)	(100,804)	(26,180)	(30,031)

Financial income, net	6,637	8,321	1,376	3,054

Loss before taxes on income	(76,032)	(92,483)	(24,804)	(26,977)
Taxes on income	(129)	(520)	(52)	(52)

Net loss	$(76,161)	$(93,003)	$(24,856)	$(27,029)

Basic and diluted net loss per ordinary share	$(0.46)	$(0.66)	$(0.15)	$(0.18)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	166,657,624	141,494,442	167,782,476	151,201,336

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
(Unaudited)

	September 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,949	$26,283
Short term restricted cash	16	53
Bank deposits	43,005	105,750
Marketable securities	16,765	13,335
Trade receivables, net	3,539	7,395
Inventory	1,227	1,868
Prepaid expenses and other current assets	2,323	5,774
Total current assets	94,824	160,458

LONG-TERM ASSETS:
Marketable securities	-	4,813
Restricted deposits	2,651	2,623
Property and equipment, net	23,029	25,770
Operating lease right-of-use assets, net	23,780	25,486
Other long-term assets	86	84
Total long-term assets	49,546	58,776

Total assets	$144,370	$219,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$6,469	$8,036
Deferred revenues	278	6,949
Employees and payroll accruals	9,709	9,468
Accrued expenses and other current liabilities	5,411	8,743
Operating lease liabilities	4,189	4,034
Total current liabilities	26,056	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	25,622	28,475
Warrants liability	64	240
Total long-term liabilities	25,686	28,715

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	804,077	788,577
Accumulated deficit	(711,449)	(635,288)
Total shareholders’ equity	92,628	153,289

Total liabilities and shareholders’ equity	$144,370	$219,234

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	$(76,161)	$(93,003)	$(24,856)	$(27,029)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,194	5,245	2,158	2,291
Remeasurement of warrants liability	(176)	(344)	(27)	(99)
Change in accrued interest on bank deposits	891	(342)	1,356	(797)
Change in marketable securities	(450)	(409)	(191)	(172)
Share-based compensation	15,866	15,826	4,721	5,383
Foreign exchange loss (gain), net	(134)	447	(258)	382
Change in prepaid expenses and other assets	2,914	(441)	(239)	(1,455)
Change in trade receivables, net	3,856	(3,110)	1,879	(2,490)
Change in inventory	641	(602)	526	(254)
Changes in operating lease assets and liabilities, net	(992)	(1,563)	335	(1,765)
Change in trade payables	(1,703)	56	544	190
Change in accrued expenses and other liabilities	(3,428)	(544)	(2,241)	(654)
Change in employees and payroll accruals	241	(823)	(7)	(1,509)
Change in deferred revenues	(6,671)	574	(184)	377
Net cash used in operating activities	(59,112)	(79,033)	(16,484)	(27,601)
Cash flows from investing activities:
Purchase of property and equipment	(3,221)	(6,098)	(1,192)	(962)
Investment in bank deposits	(26,700)	(142,600)	(11,200)	(80,600)
Withdrawal of bank deposits	88,600	112,500	32,600	33,000
Investment in restricted deposits	(122)	(40)	(55)	-
Investment in marketable securities	(33,457)	(34,793)	(18,662)	(11,789)
Proceeds from sales and maturities of marketable securities	35,290	61,875	18,596	21,590
Net cash provided by (used in) investing activities	60,390	(9,156)	20,087	(38,761)
Cash flows from financing activities:
Issuance of ordinary shares, net of issuance cost	-	61,934	-	61,934
Proceeds from exercise of options	169	406	58	179
Net cash provided by financing activities	169	62,340	58	62,113
Effect of exchange rate changes on cash, cash equivalents and restricted cash	182	(272)	225	(301)
Increase (decrease) in cash, cash equivalents and restricted cash	1,629	(26,121)	3,886	(4,550)
Cash, cash equivalents and restricted cash at the beginning of the period	26,336	55,954	24,079	34,383
Cash, cash equivalents and restricted cash at the end of the period	$27,965	$29,833	$27,965	$29,833